SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

18 November, 2013

AVIVA TO SELL STAKE IN ITALIAN INSURER EUROVITA

Aviva plc ("Aviva") announces today that it has reached a conditional agreement to sell its entire 39% stake in Eurovita Assicurazioni S.p.A. ("Eurovita") to JC Flowers ("JCF")1 for a total consideration of €33m, payable in cash. Proceeds will be used for general corporate purposes.The sale is subject to approval by IVASS, the Italian insurance regulator.

If approved, the transaction would increase Aviva's economic capital surplus by £0.1bn and will have no impact on Aviva's IFRS net assets. The agreement represents further progress in Aviva's strategy to focus our Italian business on more profitable, capital efficient products.

Eurovita is an Italian life insurer which distributes guaranteed savings products through a network of local and regional Italian banks. Eurovita contributed £6m to Aviva's IFRS profit after minorities in the first half of 2013. Eurovita had ca. £3bn IFRS total assets at 30 June 2013.

Eurovita is majority owned by Aviva and Banco Popolare. Banco Popolare has agreed to sell its entire stake in Eurovita to JCF.

-ends-

Enquiries:

Media

Andrew Reid +44 (0)20 7662 3131
Yasmin Saleh +44 (0)20 7662 8710

Analysts

Colin Simpson +44 (0)20 7662 8115
David Elliot +44 (0)20 7662 8048

About Aviva Italy

• Following the disposal of its stake in Eurovita, Aviva continues to provide life and general insurance products to over 2.5 million customers in Italy, through bancassurance partnerships with leading banking groups including Banco Popoplare, UBI Banca and Unicredito, as well as a network of agents and leading financial advisors, such as Credem, Fineco and UBI BPI.

About Aviva

• Aviva provides 34 million customers with insurance, savings and investment products

• We are the UK's largest insurer and one of Europe's leading providers of life and general insurance

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work

• The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

• For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva-2013/

• For broadcast-standard video, please visit http://www.aviva.com/media/video/

• Follow us on twitter: www.twitter.com/avivaplc

1 JCF III Europe Sarl, an affiliate of private investment funds managed by J.C. Flowers & Co LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 November, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary